NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-16 AUGUST 2, 2006

Paragon outlines plans for the coming 12 months in Newfoundland
- Massive sulphides discovered in place on the Lake Douglas property -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX, RBY.AMEX) is pleased to provide the following update on recent exploration activities and future plans in Newfoundland and Labrador. Rubicon is planning to carry out through a Plan of Arrangement (the “Plan”), a corporate re-organization which, subject to certain conditions being satisfied as described in the Information Circular filed under Rubicon on www.sedar.com, will result in the creation of two new companies to house Rubicon’s current Newfoundland and African assets.

On successful closing of the Plan, in addition to retaining their shares of Rubicon, all then existing shareholders will also receive shares of a new Newfoundland and Labrador-focused company (Paragon Minerals Corporation) on the basis of one share of Paragon for each six shares of Rubicon held and, shares of a new African company (CopperCo) on the basis of one share of CopperCo for approximately each 10.84 shares of Rubicon shares held. In a recent news release, plans for Rubicon in the coming year were summarized (see news release dated July 31st, 2006). The purpose of this news release is to provide an overview to shareholders of the current activities and future plans of Paragon in Newfoundland and Labrador.

It is expected that Paragon will, immediately following completion of the Plan, retain the following assets:

1)	Approximately $3.7 million in cash on the completion of a non-brokered private placement, plus an estimated additional $3.7 million if all warrants and options are exercised.

2)
An extensive portfolio of 100% owned and partnered base and precious metal projects in Newfoundland including the Lake Douglas, Golden Promise and the JBP Linear projects. Paragon intends to continue to advance key projects through a combination of 100% funding and partnerships.

3)	An experienced geological team led by Michael Vande Guchte and Garfield MacVeigh with extensive gold and base metal experience.

NEWFOUNDLAND EXPLORATION UPDATE

Lake Douglas Project: Prospecting in the area of the previous reported angular massive sulphide boulders (see news release dated January 23, 2006) has resulted in the discovery of massive sulphide in bedrock. Hand trenching has exposed 0.5 metre wide massive sulphides in two pits approximately 15 metres apart. The interval contains up to 80% massive sulphide consisting of arsenopyrite, galena, pyrite, stibnite(?), sphalerite, and chalcopyrite. The massive sulphides occur marginal to a well developed soil anomaly which currently extends for 600 metres and which is open for expansion to the east. To date, a variety of mineralized boulders have been documented from within the target area. These range from stockwork to massive sulphides which contain variable amounts of chalcopyrite, sphalerite, galena and pyrite. This range in composition and style of mineralization can be interpreted to suggest the presence of a zoned massive sulphide body or bodies. Float collected during December 2005 from the property assayed up to 19.6% zinc, 15.7% lead, 1.57 g/t gold, 157.5 g/t silver, 0.49% copper and 21.1 g/t indium. Programs of continued soil sampling and geophysical surveys are planned along the target horizon along with additional prospecting, followed by a mechanical trenching program.

Golden Promise Project: A 2,450 metre diamond drilling program is in progress on the Golden Promise Project. The Golden Promise Project was recently optioned to Crosshair Exploration & Mining Corp., whereby Crosshair can earn a 60% interest by spending $4.0 million over four years including a firm commitment of $750,000 in the first year of the agreement (see news release dated May 2, 2006). Previous drilling at Golden Promise has returned results up to 16.57 g/t Au over an estimated true thickness of 1.64 metres.

JBP Linear Project: Results of a soil sampling survey outline nine new anomalous gold targets. Follow-up trenching and drilling is planned for Fall 2006. Previous drilling at the H-Pond occurrence has returned intercepts grading up to 16.23 g/t gold over 2.4 metres and 10.43 g/t gold over 1.85 metres.

Linear Project: A total of 42 drill holes were re-logged and the setting of mineralization re-interpreted in the spring 2006 as part of a due diligence agreement on the Linear property. Limited prospecting has led to the discovery of subcropping visible gold bearing quartz vein that assayed 433 g/t gold along the Keats Zone, south of the area of historic exploration. The Company can earn a 100% interest in the Linear Property which is located adjacent to the JBP Linear property. Historic diamond drill results from the Linear Property include: 18.46 g/t gold over 8.6 metres and 304.8 g/t gold over 0.6 metres.

“The recent discovery of massive sulphide in place is good news for Rubicon shareholders who (post closing of the Plan) will be able to participate directly in this project as Paragon shareholders and will allow Paragon to focus on the task of following up on this exciting discovery. In addition to Lake Douglas, Paragon will have an extensive portfolio of gold projects, four of which will be drilled over the next 12 months. With a first class exploration team in place to continue advancing our projects, Paragon aims to be the investment vehicle of choice for exploration and development in Newfoundland and Labrador” stated Michael Vande Guchte, who will be the President and CEO of Paragon following successful closing of the Plan.

PROPOSED EXPLORATION PROGRAMS (2006 to mid 2007)

Paragon will continue to focus on advancing its key base and precious metal properties in central Newfoundland. Additional details on the projects can be found on the revised Rubicon website.

•	$3.5 million of direct exploration planned over the next 12 months (approximately 45% partner-funded)

•	An estimated 12,500 metres of diamond drilling on 6 to 7 projects.

•	Exploration work on the Lake Douglas Project will continue with drilling planned in late Fall 2006. The Company can earn a 100% interest in the project by making cash and share payments to the vendor.

•	Approximately 4000 metres of drilling is planned for 100% owned JBP Linear property by the end of April 2006.
•
Partner Meridian Gold will fund a minimum 2000 metre drill program in late summer/early Fall 2006 on the Huxter Lane Project which is located approximately 90km southwest of Gander Newfoundland. Drilling will target the Mosquito Hill area where channel samples assayed up to 6.87 g/t Au over 2.6 m, 6.08 g/t Au over 2.9 m and 4.19 g/t Au over 3.2 m.

•
Partner Crosshair Exploration & Mining is also funding a 1600 metre drill program in late Summer, early Fall on the Victoria Lake Option. The property covers prospective volcanic rocks of the Tulks Belt within geology that is interpreted to be similar to that described from the Messina Minerals Boomerang Prospect. The program will focus on coincident geochemical and geophysical anomalies that are prospective for base metal massive sulphide mineralization.

•
Paragon and Altius have agreed to general terms that will allow Paragon to earn a 100% interest in the highly prospective South Tally Pond property, which covers extensive alteration and mineralized zones in rocks correlative with the Duck Pond deposit being brought into production by Aur Resources. Work on the South Tally Pond Property in the near term will include drill core re-logging and geological mapping during the fall of 2006.

David A. Copeland, M.Sc., P.Geo., Exploration Manager, Newfoundland for Rubicon Minerals Corporation is the qualified person as defined under NI43-101 and is responsible for the information provided in this press release.

RUBICON MINERALS CORPORATION

David W. Adamson
______________________________
President & CEO

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding: Rubicon’s proposed Plan of Arrangement; Rubicon’s and Paragon’s planned exploration programs; Paragon’s assets following completion of Rubicon’s proposed Plan of Arrangement; and Paragon’s proposed non-brokered private placement financing. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required court, shareholder or regulatory approvals, and general economic market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to upgrade these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the receipt and timing of shareholder, court, and regulatory approvals, the satisfaction of closing conditions, the availability of financing for proposed transactions and programs on reasonable terms, the ability and willingness of Rubicon’s and Paragon’s exploration partners to implement stated plans and perform existing obligations, and the ability of third-party service providers to deliver required services in a timely manner. The forgoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.